P.E. 2/1/02

02014904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February, 2002

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Dresdner Bank: Cost savings take effect, loan loss provisions increased

The Board of Managing Directors of Dresdner Bank AG has submitted preliminary key financial data for the year ended December 31, 2001 to today's meeting of the Supervisory Board. According to these figures, the Dresdner Bank Group will disclose a profit after taxes of EUR 186 million against the background of the developments on the international capital markets (previous year: EUR 1.7 billion). The Board of Managing Directors intends to propose a dividend of EUR 0.70 per share to the Supervisory Board. This corresponds to a reduction of around 25 percent as against last year.
The following table shows the preliminary key financial data for fiscal 2001 (unaudited) in detail:

– in EUR mn. –	2001	2000	in % y/y
Net interest and current income	4,364	4,312	+ 1.2
Loan loss provisions	– 1,893	– 1,586	+ 19.4
Net fee and commission income	3,841	4,291	– 10.5
Net trading income	1,526	1,329	+ 14.8
Administrative expenses	– 8,682	– 7,652	+ 13.5
Net income from investment securities	2,101	2,257	– 6.9
Other income/expense, net	– 484	– 310	+ 56.1
Earnings before extra-ordinary factors	773	2,641	– 70.7
Extraordinary expenses for restructuring and integration	– 620	– 1,028	– 39.7
Pre-tax profit	153	1,613	– 90.5
Income tax expense	33	129	– 74.4
Profit after taxes	186	1,742	– 89.3

The Supervisory Board meeting to approve the annual financial statements will be held on April 9, 2002.

Frankfurt, February 13, 2002
Dresdner Bank AG - Board of Managing Directors

The **results** of operations, i.e. aggregate net interest income, net commission income and net trading income, declined by 2 percent year-on-year. This includes extraordinary effects caused by the first-time application of IAS 39.

After adjustment for first-time consolidation and other extraordinary factors, **administrative expenses** increased year-on-year by 5 percent. This compares with an average annual increase in costs of 15 percent in the last five years. It shows that the cost-cutting measures introduced in May 2000 and further intensified in 2001 are starting to take effect. The turnaround has begun. By the end of 2001, roughly 4,000 jobs had been shed as part of the **cost-cutting program**, which – including the measures announced in May 2000 – will see a total reduction in the workforce of 7,800. 1,700 jobs were cut in the second half of 2001 alone. The number of German branch offices declined by 183 to 803 in 2001.

Loan loss provisions were lifted to total roughly EUR 1.9 billion. Loans to middle-market US companies extended in the mid-nineties play a major role here. Dresdner has been systematically streamlining this portfolio since May 2000, and was able to reduce it by 20 percent in 2001.

The **pre-tax profit**, including net income from investment securities, amounted to EUR 153 million. This includes integration and restructuring costs of around EUR 620 million.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ______________________
Reinhard Preusche
Compliance

By: ______________________
Giovanni Salerno
Compliance

DATE: February 15, 2002